June 26, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn:	Dieterich King
Eric Envall
Doug Jones
Keira Nakada

Re:	Accolade, Inc.
Registration Statement on Form S-1 (File No. 333-236786)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Accolade, Inc. (the “Company”) that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 P.M. (Eastern time) on Tuesday, June 30, 2020, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

In connection with the Preliminary Prospectus distributions for the above-referenced issue, we, as representatives of the several underwriters, hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
BOFA SECURITIES, INC.
As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ James Sinclair
Name:	James Sinclair
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name:	Kalli Dircks
Title:	Executive Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

[Signature Page to Request for Acceleration of Effectiveness]